UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits:

Exhibit 99.1: Deutsche Bank AG’s Press Release, dated March 20, 2013, providing updates on its 2012 preliminary results.

Exhibit 99.2: Financial Data Supplement 4Q12, dated March 20, 2013 (Update of the FDS published on 31 January 2013).

Exhibit 99.3: Reconciliation of Basel 3 Pro-Forma Solvency Measures.

This Report on Form 6-K and Exhibits 99.1, 99.2 and 99.3 hereto are hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2012.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2011 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2012, on pages 6 through 21 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders	Income (loss) before income tax
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Total assets adjusted	Total assets
Total equity adjusted	Total equity
Leverage ratio (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages 15 through 17 of Exhibit 99.2 hereto and to the following portions our 2011 Annual Report on Form 20-F: (i) for the leverage ratio (adjusted), as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Balance Sheet Management”, and (ii) for the other non-GAAP financial measures listed above, to pages S-16 through S-18 of the Supplemental Financial Information.

While Deutsche Bank’s regulatory risk-weighted assets, capital and ratios thereof are currently calculated for regulatory purposes under the Basel 2.5 capital rules, we also disclose measures of our regulatory risk-weighted assets, capital and ratios thereof under a pro forma full application of the Basel 3 rules, based on our assumptions as to how such rules will be implemented. Because the Basel 3 rules are not yet implemented, such measures are also non-GAAP financial measures. For descriptions of these Basel 3 pro-forma solvency measures and the adjustments made to the corresponding Basel 2.5 solvency measures to obtain them, please refer to Exhibit 99.3 hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 20, 2013

	By:	/s/ Charlotte Jones
	Name:	Charlotte Jones
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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